UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019

Commission File Number: 333-227131

FUQIN FINTECH LIMITED

(Translation of registrant’s name into English)

No.8 Guanghua Dongli

Zhonghai Guangchang, South Tower, 7th Floor

Chaoyang District, Beijing, PRC 100020

+86-010 8018 0588 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Fuqin Fintech Limited (the “Company”) previously reported total due from related party in the amount of US$6,622,689, or RMB 43,994,348, as of June 30, 2018. The related parties have since repaid the debt and as of January 9, 2019, the Company has collected all of RMB 43,994,348 from these related parties. As a result, there is no related party receivable outstanding as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2019	Fuqin Fintech Limited

	By:	/s/ Xingliang Li
	Name:	Xingliang Li
	Title:	Chief Executive Officer and Director

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